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                                                                     Exhibit 5.1


                                 March 13, 1998


Dear Limited Partner,

        Falcon Classic Cable Income Properties, L.P. (the "Partnership") has become aware of two additional unsolicited offers for Partnership units which may have been made to you. One offer, for up to 4.9% of the outstanding units of the Partnership, at a price of $440.00 per unit, was commenced by Madison Partnership Liquidity Investors 36, LLC ("Madison"). The other offer, for up to approximately 2.7% of the outstanding units in the Partnership, at a price of $700.00 per unit, was commenced by Sierra Fund 3, LLC ("Sierra"). These offers were made without the consent or involvement of the General Partner.

        We have examined both offers and believe that they substantially underestimate the value of your units. As discussed more fully below, the Partnership currently anticipates distributing $809.02 per unit in late March or early April 1998. The actual amount received may vary, however, depending upon individual tax withholding requirements. In addition, more distributions may follow. Accordingly, the General Partner's recommendation is that you reject both offers.

        In evaluating these offers, each of you should be aware of the following information:

        - As previously reported in a Form 8-K dated June 30, 1997, the Partnership has entered into an agreement to sell substantially all of the Partnership's assets for $82 million in cash (the "Transaction" or the "Asset Purchase Agreement").

        - As previously reported in a Form 8-K dated October 2, 1997, in September 1997, a class action lawsuit was filed against the Partnership, the General Partner and certain of its directors and officers, contending that the Transaction was not fair. As previously reported in a form 8-K dated January 12, 1998, the parties reached an agreement (the "Settlement Agreement") resolving and settling the lawsuit, subject to Court approval. The Court has approved the Settlement Agreement.

        - On March 6 and 9, 1998, pursuant to the Partnership Agreement, the Settlement Agreement and the Asset Purchase Agreement, the Partnership completed 92.4% of the Transaction. As a result, in late March or early April 1998, subject to individual tax withholding, the Partnership currently intends to distribute $58,151,900 or $809.02 per unit to the Limited Partners (the "March Distribution"). This amount includes asset sale proceeds as well as some (but not all) of the interest required by the Settlement Agreement.


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March 13, 1998
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        -       As of March 9, 1998, the Partnership's sole remaining cable system asset is the cable system operated in Somerset, Kentucky (the "City"). This asset represents 7.6% of the Transaction. To date, the requisite regulatory approvals have not been obtained for the City. These approvals are required to complete the sale of the City's cable system. The Partnership will continue to negotiate with the City in hopes of procuring the necessary approvals. If these approvals are received on or before September 30, 1998, the Partnership will complete the sale and the Limited Partners of record at the time of the sale will receive a further distribution, subject to individual tax withholding, of approximately $6,260,000 or $87.09 per unit (the "Somerset Distribution"). This amount is only an estimate and may vary depending on transaction costs and expenses and liabilities incurred prior to distribution. In addition, this amount includes asset sale proceeds as well as some (but not all) of the interest required by the Settlement Agreement. If the Partnership is unable to secure the necessary approval in the time allotted, the Partnership will explore alternative liquidation options, including sale to a third party.

        - The amounts noted above are in addition to any distributions from the Settlement Fund (as defined in the Settlement Agreement). The Settlement Fund will be distributed to the Settlement Class once the Judgment becomes final. The Partnership currently anticipates distribution of the Settlement Fund in late May or early June 1998. Subsequent transfers to and distributions from the Settlement Fund will be made if necessary (e.g., City of Somerset) and as appropriate.

        Even if the Somerset Distribution never occurs, the March Distribution alone, substantially exceeds the value of both offers. For this reason, the General Partner believes that the Sierra and Madison offers are not in the best interest of the Limited Partners, and should be rejected.

        If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287. We would be pleased to provide you with copies of the Form 8-K referred to in this letter. We will, of course, keep you informed of significant events as they develop. We appreciate the continued support and interest of our Limited Partners.



                                    Sincerely,



                                    /s/  Michael K. Menerey
                                    ----------------------------
                                    Falcon Classic Cable Income
                                    Properties, L.P.